

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Andy Yeung
Chief Financial Officer
Yum China Holdings, Inc.
101 East Park Boulevard, Suite 805
Plano, Texas 75074

   Re: Yum China Holdings, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     File No. 001-37762

Dear Andy Yeung:

  We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 130

1. We note that you performed due diligence in connection with your required submission under paragraph (a) of Item 9C of Form 10-K. Your inquiry appears to have included a review of public filings, including your material contracts, and a representation concerning your board of directors. Please tell us whether you reviewed any additional materials as part of your due diligence inquiry and explain your due diligence supporting the representation concerning your board of directors. In addition, please tell us whether you have also relied upon legal opinions or third party certifications such as affidavits as the basis for your submission.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham at 202-551-3783 or Jennifer Gowetski at 202-551-3401 with any questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Disclosure Review Program

cc: Lindsey Smith